Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2014

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2014	December 31, 2013
CURRENT ASSETS
Cash and cash equivalents	4	1,870,899	2,099,224
Short-term investments
Held for Trading	4	1,649,039	2,123,168
Trade accounts receivable - net	5	4,491,860	4,078,806
Inventories	6	8,688,879	8,499,691
Tax credits		765,011	716,806
Income and social contribution taxes recoverable		420,533	367,963
Unrealized gains on financial instruments	13	837	319
Other current assets		315,082	291,245
		18,202,140	18,177,222

NON-CURRENT ASSETS
Tax credits		99,187	103,469
Deferred income taxes		1,972,732	2,056,445
Related parties	15	89,428	87,159
Judicial deposits		1,200,768	1,155,407
Other non-current assets		211,561	220,085
Prepaid pension cost		539,076	555,184
Investments in associates and jointly-controlled entities	8	1,554,272	1,590,031
Goodwill	10	10,970,283	11,353,045
Other Intangibles		1,472,259	1,497,919
Property, plant and equipment, net	9	21,241,969	21,419,074
		39,351,535	40,037,818

TOTAL ASSETS		57,553,675	58,215,040

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2014	December 31, 2013
CURRENT LIABILITIES
Trade accounts payable		3,183,218	3,271,419
Short-term debt	11	1,677,806	1,810,783
Debentures	12	78,001	27,584
Taxes payable		591,578	473,773
Income and social contribution taxes payable		236,087	177,434
Payroll and related liabilities		486,077	655,962
Dividends payable		—	119,455
Employee benefits		48,346	50,036
Environmental liabilities		12,679	15,149
Unrealized losses on financial instruments	13	3,199	274
Other current liabilities		586,524	634,761
		6,903,515	7,236,630

NON-CURRENT LIABILITIES
Long-term debt	11	14,583,253	14,481,497
Debentures	12	420,329	386,911
Related parties	15	8	43
Deferred income taxes		1,103,727	1,187,252
Unrealized losses on financial instruments	13	4,835	3,009
Provision for tax, civil and labor liabilities	14	1,370,596	1,294,598
Environmental liabilities		90,188	90,514
Employee benefits		905,950	942,319
Other non-current liabilities		527,963	571,510
		19,006,849	18,957,653

EQUITY	16
Capital		19,249,181	19,249,181
Treasury stocks		(235,394)	(238,971)
Capital reserves		11,597	11,597
Retained earnings		10,870,215	10,472,752
Operations with non-controlling interests		(1,732,962)	(1,732,962)
Other reserves		1,798,376	2,577,482
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		29,961,013	30,339,079

NON-CONTROLLING INTERESTS		1,682,298	1,681,678

EQUITY		31,643,311	32,020,757

TOTAL LIABILITIES AND EQUITY		57,553,675	58,215,040

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2014	March 31, 2013

NET SALES		10,553,776	9,165,558

Cost of sales	20	(9,238,024)	(8,257,339)

GROSS PROFIT		1,315,752	908,219

Selling expenses	20	(173,583)	(151,230)
General and administrative expenses	20	(533,805)	(483,311)
Other operating income	20	46,866	61,782
Other operating expenses	20	(27,681)	(11,094)
Equity in earnings of unconsolidated companies		26,633	16,671

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		654,182	341,037

Financial income	21	62,048	43,590
Financial expenses	21	(288,726)	(251,070)
Exchange variations, net	21	127,678	21,414
Gain and losses on financial instruments, net	21	(2,470)	(6,134)

INCOME BEFORE TAXES		552,712	148,837

Current	7	(105,563)	(73,594)
Deferred	7	(7,058)	84,292
Income and social contribution taxes		(112,621)	10,698

NET INCOME		440,091	159,535

ATTRIBUTABLE TO:
Owners of the parent		397,224	148,192
Non-controlling interests		42,867	11,343
		440,091	159,535

Basic earnings per share - preferred and common - (R$)	17	0.23	0.09

Diluted earnings per share - preferred and common - (R$)	17	0.23	0.09

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2014	March 31, 2013
Net income for the period	440,091	159,535
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	(50,138)	3,998
Cumulative translation adjustment	(966,108)	(462,987)
Unrealized Gains on net investment hedge	202,852	69,455
Cash flow hedges
Unrealized (Losses) Gains	(1,341)	539
	(814,735)	(388,995)
Items that will not be reclassified to profit or loss
Net unrealized gains on defined benefit pension plan	620	—
	620	—
Other comprehensive income, net of tax	(814,115)	(388,995)

Total comprehensive income for the period, net of tax	(374,024)	(229,460)

Total comprehensive income attributable to:
Owners of the parent	(387,742)	(226,189)
Non-controlling interests	13,718	(3,271)
	(374,024)	(229,460)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings						Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Pension Plan	Retained earnings	Operations with non- controlling interests	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2013	19,249,181	(290,240)	11,597	478,897	490,891	8,677,799	(467,377)	—	(1,728,627)	1,620	(681,793)	(1,702)	1,421,334	84,024	27,245,604	1,552,313	28,797,917
2013 Changes in Equity
Net income	—	—	—	—	—	—	—	148,192	—	—	—	—	—	—	148,192	11,343	159,535
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	—	—	68,780	482	(443,643)	—	(374,381)	(14,614)	(388,995)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	148,192	—	—	68,780	482	(443,643)	—	(226,189)	(3,271)	(229,460)
Shareholders transactions:
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	5,801	5,801	27	5,828
Stock option exercised during the period	—	2,748	—	—	—	(2,428)	—	—	—	—	—	—	—	—	320	29	349
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(8,741)	—	—	—	—	—	(8,741)	(89,679)	(98,420)
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(963)	(963)
Balance as of March 31, 2013 (Note 16)	19,249,181	(287,492)	11,597	478,897	490,891	8,675,371	(467,377)	148,192	(1,737,368)	1,620	(613,013)	(1,220)	977,691	89,825	27,016,795	1,458,456	28,475,251

Balance as of January 1, 2014	19,249,181	(238,971)	11,597	558,084	560,405	9,620,293	(266,030)	—	(1,732,962)	1,620	(1,525,652)	3,281	3,994,567	103,666	30,339,079	1,681,678	32,020,757
2014 Changes in Equity
Net income	—	—	—	—	—	—	—	397,224	—	—	—	—	—	—	397,224	42,867	440,091
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	608	—	—	—	202,366	(1,305)	(986,635)	—	(784,966)	(29,149)	(814,115)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	608	397,224	—	—	202,366	(1,305)	(986,635)	—	(387,742)	13,718	(374,024)
Supplementary dividend	—	—	—	—	—	(12)	—	—	—	—	—	—	—	—	(12)	—	(12)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	6,468	6,468	76	6,544
Stock option exercised during the period	—	3,577	—	—	—	(357)	—	—	—	—	—	—	—	—	3,220	58	3,278
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,377)	(5,377)
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,855)	(7,855)
Balance as of March 31, 2014 (Note 16)	19,249,181	(235,394)	11,597	558,084	560,405	9,619,924	(265,422)	397,224	(1,732,962)	1,620	(1,323,286)	1,976	3,007,932	110,134	29,961,013	1,682,298	31,643,311

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2014	March 31, 2013

Cash flows from operating activities
Net income for the period		440,091	159,535
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	20	541,660	464,120
Equity in earnings of unconsolidated companies	8	(26,633)	(16,671)
Exchange variation, net	21	(127,678)	(21,414)
Losses on financial instruments, net	21	2,470	6,134
Post-employment benefits		56,626	30,601
Stock based remuneration		9,222	5,069
Income tax	7	112,621	(10,698)
Gains (Losses) on disposal of property, plant and equipment and investments, net		372	(37,718)
Allowance for doubtful accounts		9,536	8,793
Provision for tax, labor and civil claims		76,929	57,982
Interest income on investments	21	(42,629)	(13,394)
Interest expense on loans	21	250,066	202,030
Interest on loans with related parties	15	(1,757)	(1,352)
Provision for net realizable value adjustment in inventory	6	18,041	36,207
Release of allowance for inventory against cost upon sale of the inventory	6	(16,161)	(45,661)
		1,302,776	823,563
Changes in assets and liabilities
Increase in trade accounts receivable		(546,540)	(811,737)
(Increase) Decrease in inventories		(452,956)	297,673
Increase in trade accounts payable		20,754	44,533
(Increase) Decrease in other receivables		(222,337)	87,822
Decrease in other payables		(124,658)	(68,170)
Dividends from jointly-controlled entities		12,254	822
Purchases of trading securities		(761,128)	(164,534)
Proceeds from maturities and sales of trading securities		1,271,185	467,542
Cash provided by operating activities		499,350	677,514

Interest paid on loans and financing		(241,842)	(190,339)
Income and social contribution taxes paid		(90,534)	(21,200)
Net cash provided by operating activities		166,974	465,975

Cash flows from investing activities
Additions to property, plant and equipment	9	(676,755)	(571,490)
Proceeds from sales of property, plant and equipment, investments and other intangibles		3,461	117,349
Additions to other intangibles		(49,813)	(27,311)
Payment for business acquisitions, net of cash of acquired entities	3.4	—	(27,238)
Net cash used in investing activities		(723,107)	(508,690)

Cash flows from financing activities
Reduction of capital by non-controlling interests in subsidiaries		—	(59,385)
Proceeds from exercise of shares		3,220	2,748
Dividends and interest on capital paid		(124,368)	(36,422)
Proceeds from loans and financing		747,190	1,271,092
Repayment of loans and financing		(227,433)	(841,896)
Intercompany loans, net		(547)	(22,223)
Increase in controlling interest in subsidiaries	3.4	—	(33,090)
Put-Options on non-controlling interest		—	(599,195)
Net cash provided (used) in financing activities		398,062	(318,371)

Exchange variation on cash and cash equivalents		(70,254)	(16,733)

Decrease in cash and cash equivalents		(228,325)	(377,819)
Cash and cash equivalents at beginning of period		2,099,224	1,437,235
Cash and cash equivalents at end of period		1,870,899	1,059,416

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. Recently it began operating in two new markets in Brazil, with its entry into the production of flat steel and the expansion of its iron ore activities, initiatives which expanded the product mix and made its operations even more competitive. With over 45 thousand employees, Gerdau has industrial operations in 14 countries in the Americas, Europe and Asia, which together represent installed capacity of over 25 million tons of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. With more than 120 thousand shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on May 6, 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2014 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2013, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2013, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their optional or mandatory adoption for the period beginning on January 1, 2014. The Company’s assessment on the impact of these new procedures and interpretations is as follows:

Standards and Interpretations in force

IAS 32 — Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

In December 2011, the IASB revised IAS 32. The amendment of this standard addresses issues related to the offsetting of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The adoption of this standard did not impact the Company’s Financial Statements.

IFRS 10, IFRS 12 and IFRS 27 — Investment Entities

In October 2012, the IASB issued a revised IFRS 10, IFRS 12 and IAS 27, which define an investment entity and introduce an exception to consolidation of subsidiaries by an investment entity, establishing the accounting treatment in these cases. These revised standards are effective for years beginning on or after January 1, 2014. The adoption of this revised standards did not impact the Company’s Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

IFRIC 21 — Levies

In May 2013, the IASB issued the IFRIC 21. This interpretation addresses aspects related to the recognition of a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. This interpretation is effective for years beginning on or after January 1, 2014. The adoption of this interpretation did not impact the Company’s Financial Statements.

IAS 36 — Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36

In May 2013, the IASB revised IAS 36. The amendment of this standard requires the disclosure of the discount rates of the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal. This standard is effective for annual periods beginning on or after January 1, 2014. The adoption of this revised standard did not impact the Company’s Financial Statements.

IAS 39 — Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39

In June 2013, the IASB revised IAS 39. The amendment of this standard has the objective to clarify when an entity is required to discontinue hedge accounting, in situations where the hedging instrument expires or is sold, terminated or exercised. This standard is effective for annual periods beginning on or after January 1, 2014. The adoption of this revised standard did not impact the Company’s Financial Statements.

Standards and Interpretations of standards not yet in force

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of the IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

IFRS 9 and IFRS 7 — Mandatory Effective Date and Transition Disclosures — Amendments to IFRS 9 and IFRS 7

In December 2011 the IASB revised IFRS 9 and 7. The amendment of IFRS 9 deals with the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. The Company does not expect any impact from adopting these revised standards on its Consolidated Financial Statements.

IFRS 14 — Regulatory Deferral Accounts

In January 2014, the IASB issued IFRS 14, which has the specific objective of determining the recognition of regulatory assets and liabilities at the first adoption of the IFRS. This standard is effective for annual periods beginning on or after January 1, 2016. The Company does not expect any impact from adopting this standard on its Consolidated Financial Statements.

IFRS 11 – Joint Arrangements

In May 2014, the IASB issued a revised IFRS 11. The amendment of IFRS 11 seeks to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3. The revised standard is effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended March 31, 2014, compared to those existing on December 31, 2013.

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended March 31, 2014, compared to those existing on December 31, 2013.

3.3 — Associate companies

The Company did not have material changes in investments in associated companies for the period ended March 31, 2014, compared to those existing in December 31, 2013.

3.4 — Total cash paid for business combinations and interest increases in already controlled subsidiaries

Companies / interest acquired	March 31, 2014	March 31, 2013
Acquisition of control
Cycle Systems Inc.	—	27,238
	—	27,238

Interest increase in subsidiaries
Gerdau Steel India Ltd.	—	18,151
Gerdau Hungria Holdings LLC	—	14,939
	—	33,090

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2014	December 31, 2013
Cash	6,877	7,385
Banks and immediately available investments	1,864,022	2,091,839
Cash and cash equivalents	1,870,899	2,099,224

Short term investments

	March 31, 2014	December 31, 2013
Held for trading	1,649,039	2,123,168
Short-term investments	1,649,039	2,123,168

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 5 — ACCOUNTS RECEIVABLE

	March 31, 2014	December 31, 2013
Trade accounts receivable - in Brazil	1,741,815	1,378,989
Trade accounts receivable - exports from Brazil	143,545	318,453
Trade accounts receivable - foreign subsidiaries	2,696,577	2,480,985
(-) Allowance for doubtful accounts	(90,077)	(99,621)
	4,491,860	4,078,806

NOTE 6 - INVENTORIES

	March 31, 2014	December 31, 2013
Finished products	3,710,836	3,493,293
Work in progress	1,895,657	1,784,136
Raw materials	1,876,243	1,951,425
Storeroom supplies	793,760	842,646
Advances to suppliers	226,445	176,412
Imports in transit	259,290	325,055
(-) Allowance for adjustments to net realizable value	(73,352)	(73,276)
	8,688,879	8,499,691

The allowance for adjustment to net realizable value is mainly related to the reduction in cost, or the adjustment to market, of certain raw materials acquired by the Company and that had a decrease in the sale price of finished products. Based on the estimated production costs to convert these raw materials to finished products, the resulting estimated finish product cost was in excess of the estimated sales price less estimated cost of sales, thus, the Company recognized adjustments to net realizable values, as follows:

Balance as of January 1, 2013	(71,869)
Provision for adjustments to net realizable value	(56,752)
Reversal of adjustments to net realizable value	61,453
Exchange rate variation	(6,108)
Balance as of December 31, 2013	(73,276)
Provision for adjustments to net realizable value	(18,041)
Reversal of adjustments to net realizable value	16,161
Exchange rate variation	1,804
Balance as of March 31, 2014	(73,352)

Inventories are insured against fire and flooding. The insurance coverage is based on the amounts and risks involved.

During the three-month period ended on March 31, 2014 the amounts of R$ 9,238,024 and R$ 565,795 (R$ 8,257,339 and R$ 447,634 as of March 31, 2013), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements.

For the three-month period ended on March 31, 2014, cost of sales includes the amounts of R$ 18,041 (R$ 36,207 as of March 31, 2013) related to the provision for adjustments to net realizable value of inventories and R$ 16,161 (R$ 45,661 as of March 31, 2013) related to the reversal of adjustments to net realizable value of inventories.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil used R$ 4,937 for the three-month period ended on March 31, 2014, (R$ 3,215 for the three-month period ended on March 31, 2013, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, senior citizens, sports, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2023, a 75% reduction in income tax on operating profit, which represents R$ 4,701 for the three-month periods ended on March 31, 2014, respectively (R$ 554 for the three-month periods ended on March 31, 2013). The respective tax incentives were recorded directly in the income and social contribution tax account in the statement of income.

As of March 31, 2014, the Company had tax loss carryforwards arising from its operations in Brazil of R$ 717,948 for income tax (R$ 618,628 as of December 31, 2013) and R$ 1,452,149 for social contribution tax (R$ 1,352,142 as of December 31, 2013), representing a deferred tax asset of R$ 310,180 (R$ 276,350 as of December 31, 2013). The Company believes that the amounts will be realized based on future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of the tax asset of R$ 246,629 (R$ 246,621 as of December 31, 2013), due to the Company’s inability to use the tax loss carryforwards in its subsidiaries. Notwithstanding, these tax loss carryforwards do not have an expiration date.

As of March 31, 2014 and December 31, 2013, the subsidiary Gerdau Ameristeel had a deferred tax asset of R$ 209,733 and R$ 220,781, respectively, for tax loss carry forwards in Canada. These tax loss carryforwards expire on various dates between 2025 and 2034. The subsidiary believes it is probable that these deferred tax benefits will be realized through the generation of future taxable income and, historically, the subsidiary has been able to generate sufficient taxable income to utilize tax benefits associated with previous tax loss carry forwards, however, the amounts of deferred tax assets can be adjusted if the estimates of taxable income are revised.

As of March 31, 2014, the subsidiary Gerdau Ameristeel had R$ 276,038 (R$ 294,142 on December 31, 2013) of tax losses over capital losses for which no deferred tax assets were recognized. The balance relates primarily to long-term investment losses recognized by Gerdau Ameristeel and currently does not have an expiration date, except for the amounts of R$ 75,623 and R$ 1,847 included in the balance sheet as of March 31, 2014 that expire on 2015 and 2016, respectively (R$ 80,000 and R$ 1,912 as of December 31, 2013). The subsidiary had several state tax losses totaling R$ 191,540 (R$ 193,236 at December 31, 2013), which have not been recognized and expire at various dates between 2014 and 2034. The subsidiary also had R$ 127,565 as of March 31, 2014 (R$ 128,129 as of December 31, 2013) of state tax credits which have not been recognized in the Consolidated Balance Sheets. These credits expire at various dates between 2015 and 2018, except for an amount of R$ 7,056 (R$ 7,304 at December 31, 2013), which does not have an expiration date.

In Brazil, income taxes include the federal income tax (IRPJ) and social contribution (CSLL), which represent an additional federal income tax. The applicable tax rates for income tax and social contribution are 25% and 9%, respectively, for the three month period ended on March 31, 2014 and 2013. Beyond the domestic tax rates mentioned above, the Company is also subject to taxes on income in its subsidiaries abroad, which tax rates range between 20% and 38.5%. The difference between the tax rates in Brazil and the tax rates in other countries are presented in the reconciliation of income tax and social contribution adjustments on net income in the line “difference in tax rates in foreign companies”.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Reconciliation of income tax (IRPJ) and social contribution (CSLL) adjustments on the net income:

	For the three-month period ended
	March 31, 2014	March 31, 2013
Income before income taxes	552,712	148,837
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(187,922)	(50,605)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(27,611)	(23,297)
- Equity in earnings of unconsolidated companies	9,055	5,668
- Interest on equity	2,671	328
- Tax credits and incentives	9,638	3,761
- Tax deductible goodwill recorded in statutory books	89,707	89,707
- Other permanent differences, net	(8,159)	(14,864)
Income and social contribution taxes	(112,621)	10,698
Current	(105,563)	(73,594)
Deferred	(7,058)	84,292

NOTE 8 — INVESTMENTS

I) Associates and jointly-controlled entities

	Joint Ventures		Associate companies
	Joint Ventures North America (a)	Gerdau Corsa S.A.P.I. de C.V.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Maco Holdings Ltda.	Others	Total
Balance as of January 1, 2013	278,211	52,007	138,852	23,326	223,390	267,041	341,711	99,777	1,290	1,425,605
Equity in earnings	46,800	(10,755)	17,586	(2,181)	(1,114)	(8,180)	10,582	1,263	—	54,001
Cumulative Translation Adjustment	38,804	11,036	—	4,975	35,905	37,342	40,786	—	—	168,848
Capital reduction	—	—	—	—	—	—	—	(26,663)	—	(26,663)
Acquisition/Disposal of investment	—	—	—	—	51,383	—	—	(74,377)	—	(22,994)
Fair value allocation on investment	—	—	—	—	(22,796)	—	—	—	—	(22,796)
Capital increase	—	77,103	—	—	—	—	—	—	—	77,103
Dividends/Interest on equity	(37,051)	—	(23,521)	—	—	—	(2,501)	—	—	(63,073)
Balance as of December 31, 2013	326,764	129,391	132,917	26,120	286,768	296,203	390,578	—	1,290	1,590,031
Equity in earnings	19,201	(2,076)	5,994	(1,282)	4,078	(724)	1,442	—	—	26,633
Cumulative Translation Adjustment	(13,216)	(4,048)	—	(2,001)	(10,987)	(9,449)	(10,437)	—	—	(50,138)
Dividends/Interest on equity	(12,254)	—	—	—	—	—	—	—	—	(12,254)
Balance as of March 31, 2014	320,495	123,267	138,911	22,837	279,859	286,030	381,583	—	1,290	1,554,272

a) Joint Ventures North America

Companies: Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail.

b) Goodwill

	March 31, 2014	December 31, 2013
Dona Francisca Energética S.A.	17,071	17,071
Grupo Multisteel Business Holdings Corp.	29,131	30,396
Corsa Controladora S.A. de C.V.	180,483	186,419
Corporación Centroamericana del Acero, S.A.	222,672	230,504
	449,357	464,390

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on March 31, 2014, acquisitions amounted to R$ 676,755 (R$ 571,491 as of March 31, 2013), and disposals amounted to R$ 3,833 (R$ 5,254 as of March 31, 2013).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended March 31, 2014 amounted to R$ 30,664 (R$ 26,509 as of March 31, 2013).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 603,146 as of March 31, 2014 (R$ 615,997 as of December 31, 2013).

NOTE 10 — GOODWILL

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2013	10,265,246	(231,850)	10,033,396
(+/-) Foreign exchange effect	1,324,790	(32,435)	1,292,355
(+) Additions	27,294	—	27,294
Balance as of December 31, 2013	11,617,330	(264,285)	11,353,045
(+/-) Foreign exchange effect	(394,369)	11,607	(382,762)
Balance as of March 31, 2014	11,222,961	(252,678)	10,970,283

	March 31, 2014	December 31, 2013
Brazil	528,003	533,186
Special Steels	2,494,622	2,580,989
Latin America	746,243	781,208
North America	7,201,415	7,457,662
	10,970,283	11,353,045

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	March 31, 2014	December 31, 2013
Short term financing in Brazilian reais
Working capital	8.80%	426,596	421,564
Financing of investment	11.00%	34,592	42,432
Short term financing in foreign currency
Working capital (US$)	3.07%	351,847	514,417
Working capital (€)	2.48%	159,248	76,577
Working capital (Clp$)	3.85%	—	10,164
Working capital (Cop$)	6.98%	85,738	91,435
Working capital (PA$)	13.54%	2,740	7,799
Working capital (Mxn$)	5.19%	26,604	26,743
Financing of property, plant and equipment and others (US$)	4.04%	6,109	4,920
Financing of property, plant and equipment and others (INR)	10.90%	48,135	125,209
Financing of property, plant and equipment and others (Mxn$)	5.19%	79,170	46,154
		1,220,779	1,367,414
Plus current portion of long-term financing		457,027	443,369
Short term financing plus current portion of long-term financing		1,677,806	1,810,783

Long-term financing in Brazilian reais
Working capital	4.75%	111,947	111,592
Financing of property, plant and equipment	7.87%	1,740,368	1,800,819
Financing of investment	11.08%	1,123,147	627,350
Long-term financing in foreign currency
Working capital (US$)	1.87%	472,587	334,290
Working capital (€)	2.48%	25,979	40,331
Working capital (Mxn$)	5.19%	78	—
Working capital (COP$)	6.96%	271,959	286,545
Working capital (PA$)	13.54%	11,163	14,271
Working capital (INR)	10.90%	10,840	10,924
Ten Year Bonds (US$)	6.62%	10,470,033	10,844,032
Financing of investment (US$)	4.75%	152,629	160,216
Financing of investment (INR)	10.90%	98,231	98,897
Financing of property, plant and equipment and others (US$)	4.41%	518,739	561,947
Financing of property, plant and equipment and others (Mxn$)	5.19%	32,580	33,652
		15,040,280	14,924,866
Less: current portion		(457,027)	(443,369)
Long term financing minus current portion		14,583,253	14,481,497
Total financing		16,261,059	16,292,280

Principal amount of the financing		15,887,209	15,901,519
Interest amount of the financing		373,850	390,761
Total financing		16,261,059	16,292,280

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

(*) Weighted average effective interest costs on March 31, 2014.

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

Summary of loans and financing by currency:

	March 31, 2014	December 31, 2013
Brazilian Real (R$)	3,436,650	3,003,757
U.S. Dollar (US$)	11,971,944	12,419,822
Euro (€)	185,227	116,908
Colombian Peso (Cop$)	357,697	377,980
Argentine Peso (PA$)	13,903	22,070
Chilean Peso (Clp$)	—	10,164
Mexican Peso (Mxn$)	138,432	106,549
Indian Rupee (INR)	157,206	235,030
	16,261,059	16,292,280

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Timeline of installment payments of long-term loans and financing is as follows:

	March 31, 2014	December 31, 2013
2015*	529,367	958,861
2016	1,055,392	592,501
2017	3,993,592	4,057,773
2018	598,695	502,723
2019	578,120	411,473
2020 on	7,828,087	7,958,166
	14,583,253	14,481,497

(*) For the period as of March 31, 2014, the amounts represents payments from April 01, 2015 to December 31, 2015.

a) Main funding in the period ended March 31, 2014

In March 2014, the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Especiais S.A. issued Export Credit Notes (NCE) in the amount of R$ 430 million and R$ 70 million, respectively, with Banco do Brasil bank. Gerdau S.A. is the guarantor of this transaction.

b) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following is a brief description of the financial covenants required under the Company’s debt agreements.

I) Net Interest Coverage Ratio - measures the ability to pay net financial expenses in relation to EBITDA, as defined in the bank agreements (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment and Restructuring Costs). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times the net financial expense of the same period for Gerdau S.A.. On March 31, 2014, the current ratio was 6.7 times.

II) Net Leverage Ratio - measures the level of net debt (considers the outstanding principal of the debt, less cash, cash equivalents and short-term investments) to EBITDA, as defined in the bank agreements. The contractual ratio indicates that the net debt should not surpass 4 times the EBITDA for the last 12 months. As of March 31, 2014, the current ratio was 2.5 times.

III) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of March 31, 2014 the current ratio was 2.6 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by global economics and the steel market.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 57.9 million on the balance sheet date, are guaranteed by the assets being financed. Certain other loans are guaranteed by the controlling shareholders, for which the Company pays a fee of 0.95% per year, of the amounts guaranteed.

d) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of March 31, 2014, the outstanding balance of this credit facility was R$ 633.3 million.

In December, 2013, the Company concluded the renewal of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 500 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. This transaction has a 3 year term. As of March 31, 2014, the outstanding loans under the line totaled US$ 347.6 million (R$ 786.6 million as of March 31, 2014) and are classified as working capital (US$).

NOTE 12 — DEBENTURES

		Quantity as of March 31, 2014			March 31,	December 31,
Issuance	General Meeting	Issued	Held in treasury	Maturity	2014	2013
3rd- A and B	May 27,1982	144,000	122,025	06/01/2021	93,533	87,834
7th	July 14, 1982	68,400	46,013	07/01/2022	121,933	101,859
8th	November 11, 1982	179,964	141,626	05/02/2023	136,424	130,921
9th	June 10, 1983	125,640	66,776	09/01/2014	78,001	27,584
11th - A and B	June 29, 1990	150,000	136,745	06/01/2020	68,439	66,297
Total Consolidated					498,330	414,495

Current					78,001	27,584
Non-current					420,329	386,911

Maturities of long-term amounts are as follows:

	March 31, 2014	December 31, 2013
2020 on	420,329	386,911
	420,329	386,911

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional annual interest rate was 8.90% and 8.06% for the period ended on March 31, 2014 and annual period ended on December 31, 2013, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Ten Year bonds, other financing, payroll and related liabilities, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2014		December 31, 2013
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	1,870,899	1,870,899	2,099,224	2,099,224
Short-term investments	1,649,039	1,649,039	2,123,168	2,123,168
Trade accounts receivable	4,491,860	4,491,860	4,078,806	4,078,806
Related parties	89,428	89,428	87,159	87,159
Unrealized gains on derivatives	837	837	319	319
Other current assets	315,082	315,082	291,245	291,245
Other non-current assets	211,561	211,561	220,085	220,085
Liabilities
Trade accounts payable	3,183,218	3,183,218	3,271,419	3,271,419
Ten Year Bonds	10,470,033	11,265,976	10,844,032	11,569,859
Other financing	5,791,026	5,791,026	5,448,248	5,448,248
Payroll and related liabilities	486,077	486,077	655,962	655,962
Debentures	498,330	498,330	414,495	414,495
Related parties	8	8	43	43
Other current liabilities	586,524	586,524	634,761	634,761
Other non-current liabilities	527,963	527,963	571,510	571,510
Unrealized losses on derivatives	8,034	8,034	3,283	3,283

The fair value of the Ten-Year bond Securities is based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Condensed Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 16). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less or equal to 2,5 times
Net Financial Expenses Coverage Ratio	greater or equal to 5,5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income Assumptions	Percentage of change	March 31, 2014	March 31, 2013
Foreign currency sensitivity analysis	5%	162,266	183,965
Interest rate sensitivity analysis	10 bps	59,893	66,706
Sensitivity analysis of changes in prices of products sold	1%	105,538	91,656
Sensitivity analysis of changes in raw material and commodity prices	1%	65,042	59,081
Sensitivity analysis of interest rate swaps	10 bps	9,032	733
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	6,180	7,543

Foreign currency sensitivity analysis:  As of March 31, 2014, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 162,266 and R$ 72,148 after the effects of changes in the net investment hedge described in note 13.f, as of March 31, 2014 (R$ 183,965 and R$ 115,443 of March 31, 2013, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 59,893 as of March 31, 2014 (R$ 66,706 as of

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

December 31, 2013) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the three-month period ended on March 31, 2014, totals R$ 105,538 (R$ 91,656 as of March 31, 2013) and the variation in the price of raw materials and other inputs totals R$ 65,042 as of March 31, 2014 (R$ 59,081 as of March 31, 2013). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 10 bps in the interest curve represents an income of R$ 9,032 (income of R$ 733 as of March 31, 2013) and a decrease of 10 bps in the interest curve represents an expense of R$ 9,032 (expense of R$ 733 as of March 31, 2013). On March 31, 2014, these effects would be recognized in the statement of comprehensive income in the amount of R$ 9,032 (R$ 733 in the statement of comprehensive income on March 31, 2013). The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and Brazilian real and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso and Brazilian real represents a gain of R$ 6,180 as of March 31, 2014 (R$ 7,543 as of March, 31 2013) and a decrease of 5% on the US Dollar against the Colombian Peso and Brazilian real represents a loss of R$ 6,180 as of March 31, 2014 (R$ 7,543 as of March 31, 2013). The Dollar/Colombian Peso and Dollar/Brazilian real forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2014 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	1,870,899	—	—	1,870,899
Short-term investments	—	1,649,039	—	1,649,039
Unrealized gains on financial instruments	—	837	—	837
Trade accounts receivable	4,491,860	—	—	4,491,860
Related parties	89,428	—	—	89,428
Other current assets	315,082	—	—	315,082
Other non-current assets	211,561	—	—	211,561
Total	6,978,830	1,649,876	—	8,628,706
Financial result for the three-month period ended on March 31, 2014	25,028	43,367	—	68,395

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,183,218	3,183,218
Ten Year Bonds	—	—	10,470,033	10,470,033
Other financing	—	—	5,791,026	5,791,026
Payroll and related liabilities	—	—	486,077	486,077
Debentures	—	—	498,330	498,330
Related parties	—	—	8	8
Other current liabilities	—	—	586,524	586,524
Other non-current liabilities	—	—	527,963	527,963
Unrealized losses on financial instruments	6,693	1,341	—	8,034
Total	6,693	1,341	21,543,179	21,551,213
Financial result for the three-month period ended on March 31, 2014	(3,235)	—	(166,629)	(169,865)

December 31, 2013 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	2,099,224	—	—	2,099,224
Short-term investments	—	2,123,168	—	2,123,168
Unrealized gains on financial instruments	—	319	—	319
Trade accounts receivable	4,078,806	—	—	4,078,806
Related parties	87,159	—	—	87,159
Other current assets	291,245	—	—	291,245
Other non-current assets	220,085	—	—	220,085
Total	6,776,519	2,123,487	—	8,900,006
Financial result for the three-month period ended on March 31, 2013	27,387	17,250	—	44,637

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,271,419	3,271,419
Ten Year Bonds	—	—	10,844,032	10,844,032
Other financing	—	—	5,448,248	5,448,248
Payroll and related liabilities	—	—	655,962	655,962
Debentures	—	—	414,495	414,495
Related parties	—	—	43	43
Other current liabilities	—	—	634,761	634,761
Other non-current liabilities	—	—	571,510	571,510
Unrealized losses on financial instruments	—	3,283	—	3,283
Total	—	3,283	21,840,470	21,843,753
Financial result for the three-month period ended on March 31, 2013	(9,990)	—	(226,848)	(236,838)

As of March 31, 2014, the Company has derivative financial instruments such as interest rate swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Condensed Consolidated Interim Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into an interest rate swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. The objective of this transaction is to manage the risk of changes in interest rates (Libor) and risk of changes in the exchange rate on US Dollar debts at floating rates.

The Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value		Amount receivable		Amount payable
Contracts	Position		March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Forward
Maturity at 2014			US$20.0 million	US$20.0 million	837	319	—	—
			US$36.4 milhões	—	—	—	(3,111)	—
Interest rate swap
Maturity at 2014	receivable under the swap	Libor 6M + 0.90%	US$3.6 million	US$14.3 million	—	—	(88)	(274)
	payable under the swap	5.50%
Cross currency swap
Maturity between 2017 and 2018	receivable under the swap	Libor 6M +2%-2.25%	US$25.0 million	US$25.0 million	—	—	(4,835)	(3,009)
	payable under the swap	10.17%-11.02%	US$40.0 million	US$40.0 million
Total fair value of financial instruments					837	319	(8,034)	(3,283)

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2014	December 31, 2013
Unrealized gains on financial instruments
Current assets	837	319
	837	319
Unrealized losses on financial instruments
Current liabilities	(3,199)	(274)
Non-current liabilities	(4,835)	(3,009)
	(8,034)	(3,283)

	March 31, 2014	March 31, 2013
Net Income
Gains on financial instruments	765	3,856
Losses on financial instruments	(3,235)	(9,990)
	(2,470)	(6,134)
Other comprehensive income
Gains on financial instruments	—	539
Losses on financial instruments	(1,341)	—
	(1,341)	539

f) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1.5 billion and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1.2 billion. As a consequence, the effect of exchange rate changes on these debts has been recognized in equity and in the statement of comprehensive income, while the effect of taxation (income and social contribution taxes) is recognized in income.

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company decided to change the value of the net investment hedge designation in foreign subsidiaries for the operations of Ten Year Bonds. Thus, the exchange rate variance over the amount of US$ 1.9 billion will continue to be recognized in equity and in the statement of comprehensive income, while the exchange rate variance on the portion of US$ 0.8 billion is recognized in income.

On April 08, 2013, the Company, through its subsidiary Gerdau Trade Inc., completed the issuance of a 10-year Bond (Ten Year Bonds) in the amount of US$ 0.75 billion. The Company designated the amount of US$ 0.5 billion of this issuance as a net investment hedge and as a consequence, the effect of exchange variance of this portion of the debt will be registered in equity and in the statement of comprehensive income, while the exchange rate variance on the portion of US$ 0.25 billion is recognized in income.

Additionally, the Company chose to designate as hedge part of the net investments in financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the resources for these investments acquisitions abroad.

Based on the standard and interpretation mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 202,852 for the three-month period ended on March 31, 2014, respectively (gain of R$ 69,455 on March 31, 2013).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2014, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2014, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013

Current assets
Short-term investments
Trading	1,649,039	2,123,168	1,493,877	1,866,890	155,162	256,278
Financial instruments	837	319	—	—	837	319
	1,649,876	2,123,487	1,493,877	1,866,890	155,999	256,597

Current liabilities
Financial instruments	3,199	274	—	—	3,199	274

Non-current liabilities
Financial instruments	4,835	3,009	—	—	4,835	3,009
	8,034	3,283	—	—	8,034	3,283

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	March 31, 2014	December 31, 2013
a) Tax provisions	1,124,778	1,057,697
b) Labor provisions	223,035	214,501
c) Civil provisions	22,783	22,400
	1,370,596	1,294,598

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

a) Provision for tax issues

The increase in tax provisions relates, substantially, to the discussions concerning the compensation of PIS credits, the incidence of PIS and COFINS on other income and excluding the ICMS from the calculation basis for PIS and COFINS. In relation to the demands of dealing with the exclusion of ICMS from the calculation basis for PIS and COFINS, the Company and its subsidiaries have been deposited in court the amounts involved.

II) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2014	December 31, 2013
Tax	1,137,026	1,093,517
Labor	59,607	57,456
Civil	4,135	4,434
	1,200,768	1,155,407

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	March 31, 2014	December 31, 2013
Assets
Associate companies
Armacero Ind. Com. Ltda.	31,955	31,109

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	429	60
Aceros Corsa, S.A. de C.V.	2,444	—

Others
Fundação Gerdau	54,410	55,657
Others	190	333
	89,428	87,159

Liabilities
Others
Others	(8)	(43)
	(8)	(43)

	For the three-month period ended
	March 31, 2014	March 31, 2013
Net financial income	1,757	1,352

b)             Commercial operations

During the three-month periods ended March 31, 2014 and 2013, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 144,110 as of March 31, 2014 (R$ 183,225 as of March 31, 2013) and purchases in the amount of R$ 111,484 as of March 31, 2014 (R$ 106,781 as of March 31, 2013). The net balance of accounts receivable totals R$ 66,869 as of March 31, 2014 (R$ 89,452 as of December 31, 2013).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c)              Financial operations

	(Expenses)/Income
	For the three-month periods ended
	March 31, 2014	March 31, 2013
Shareholders
Indac - Ind. Adm. e Comércio S.A. (*)	(1,899)	(3,466)
Grupo Gerdau Empreendimentos Ltda. (**)	222	—

(*) Guarantees of certain financing in the amount of R$ 647,405 at March 31, 2014, for which the Company pays a fee of 0.95% of the amount guranteed .

(**) Rental agreement

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

d)             Guarantees granted

Related Party	Relationship	Type	Object	Original Amount	Maturity	Balance
Dona Francisca Energética S.A	Associate	Guarantee	Financing Agreements	152,020	Dec/14	6,371
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	437,387	Jul/15 - Feb/21	466,526
Empresa Siderúrgica Del Peru S.A.A.	Subsidiary	Guarantee	Financing Agreements	776,763	Apr/14 - Sept/16	423,908
GTL Trade Finance Inc.	Subsidiary	Guarantee	10-year Bond	1,744,000	Oct/17	3,394,500
Diaco S.A.	Subsidiary	Guarantee	Financing Agreements	415,305	May/14 - Jun/17	428,168
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Electricity Purchase/Sale Agreement	1,664	Sept/16	8,354
Gerdau Holding Inc.	Subsidiary	Guarantee	10-year Bond	2,188,125	Jan-20	2,685,050
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	102,529	Dic/14 - Dic/17	59,320
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	112,852	Mar-15	47,198
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	2,117,750	Jan-21	2,806,120
Gerdau Corsa S.A.P.I. de C.V.	Subsidiary	Guarantee	Financing Agreements	412,123	Aug/14 - Mar/19	460,126
Siderúrgica Tultitlán S.A. de C.V.	Subsidiary	Guarantee	Financing Agreements	20,434	Jun-14	25,944
Coquecol S.A.C.I.	Subsidiary	Guarantee	Financing Agreements	107,829	Mar/14 - Feb/15	110,955
Steelchem Trading Corporation	Associate	Guarantee	Financing Agreements	80,964	Jun/14 - Mar/15	90,520
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	1,501,275	Apr/23	1,478,871
Gerdau Steel India Ltd.	Subsidiary	Guarantee	Financing Agreements	300,355	Dic/15 - Sept/18	279,081
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Financing Agreements	333,013	Unspecified	243,013
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	1,576,206	Dec/15 - Aug/20	1,562,028
Gerdau Ameristeel Us. Inc.	Subsidiary	Guarantee	25-year Bond	103,596	Oct/37	115,413
Gerdau Aços Longos S.A.	Subsidiary	Guarantee	Financing Agreements	426,098	Oct/24 - Dic/30	419,377
Siderúrgica Zuliana, C.A.	Subsidiary	Guarantee	Financing Agreements	12,132	Jun-14	11,315
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Financing Agreements	70,000	Feb/20	70,000
Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Financing Agreements	78,571	Jul-16	67,341

e)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 232,381 as of March 31, 2014 (R$ 162,615 as of December 31, 2013), which corresponds to 47,177 debentures (35,066 as of December 31, 2013).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

f)               Price conditions and charges

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 2.4% for the three-month period ended on March 31, 2014, respectively (1.6% for the three-month period ended on March 31, 2013, respectively). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. The sales and purchases of inputs and products are made under terms and conditions agreed between the parties under normal market conditions.

g)             Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 25,215 for the three-month period ended on March 31, 2014 (R$ 14,364 for the three-month period ended on March 31, 2013).

NOTE 16 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	March 31, 2014		December 31, 2013
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	571,929,945	1,132,285,402	571,929,945	1,128,534,345
Exercise of stock options	—	307,633	—	3,751,057
Balance at the end of the year	571,929,945	1,132,593,035	571,929,945	1,132,285,402

On March 31, 2014, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2014						December 31, 2013
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	30,089,724	5.2	166,315,625	14.5	205,762,959	12.0	29,436,374	5.1	171,866,798	15.0	201,303,172	11.7
Foreign institutional investors	21,286,615	3.7	568,681,895	49.6	567,822,591	33.0	21,919,936	3.8	562,964,554	49.1	584,884,490	34.0
Other shareholders	70,840,952	12.3	144,754,031	12.6	224,729,013	13.1	70,860,981	12.4	144,612,566	12.6	215,473,547	12.5
Treasury stock	1,697,538	0.4	13,438,210	1.2	18,790,027	1.0	1,697,538	0.3	13,745,843	1.2	15,443,381	0.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	March 31, 2014				December 31, 2013
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	13,745,843	238,414	1,697,538	557	17,496,900	289,683
Exercise of stock option	—	—	(307,633)	(3,577)	—	—	(3,751,057)	(51,269)
Balance at the end of the period	1,697,538	557	13,438,210	234,837	1,697,538	557	13,745,843	238,414

As of March 31, 2014, the Company had 13,438,210 preferred shares in treasury, totaling R$ 234,837. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. Until the first

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

quarter of 2014, 307,633 shares were used upon exercise of stock options (175,279 during the three-month period ended March 31, 2013), with losses of R$ 357 (R$ 2,428 during the period ended March 31, 2013) which were recorded under Investment and Working Capital reserve. The average acquisition cost of these shares was R$ 17.48.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

IV) Pension Plan - actuarial gains and losses on postretirement benefits.

e) Operations with non-controlling interests — correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

g) Dividends and interest on capital - The Company paid dividends to shareholders in the amounts presented below:

NOTE 17 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2014			March 31, 2013
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	133,300	263,924	397,224	49,841	98,351	148,192

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,132,375,848		571,929,945	1,128,600,513

Earnings per share (in R$) — Basic	0.23	0.23		0.09	0.09

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	March 31, 2014	March 31, 2013
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	263,924	98,351
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	420	19
	264,344	98,370

Net income allocated to common shareholders	133,300	49,841
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(420)	(19)

	132,880	49,822

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,132,375,848	1,128,600,513
Potential increase in number of preferred shares outstanding in respect of stock option plan	5,384,912	635,590
Total	1,137,760,761	1,129,236,103

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.23	0.09

NOTE 18 — PROFIT SHARING

a) The profit sharing of the management of the Company is limited to 10% of net income, after deducting the income tax and compensation paid, in accordance with the Company’s by-laws; and

b) The profit sharing of the employees is based on achievement of operational targets and is allocated as cost of sales, sales expenses and as general and administrative expenses.

NOTE 19 — LONG-TERM INCENTIVE PLANS

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the “Long-Term Incentive Program” that represents a new method of compensation of the strategic officers of the Company. The options shall be exercised in a maximum of five years after the grace period. The Stock Options Plan establishes that 75% of the options granted to management are exercisable only if they met the performance goals established by the Executive Committee.

The Extraordinary Shareholders’ Meeting held on September 19, 2013 approved changes to the Long-Term Incentive Plan with the objective to support a model of achieving challenging long-term goals, allowing participants to become shareholders of the Company and achieve future gains with the valuation of the shares. Moreover, the modifications seek alignment between the interests of the participants, the Company, its shareholders and the market trends. These changes consist in the replacement of Stock Options by Restricted Shares and Performance Shares based on results of the Company, and allow the employees to convert, until November 17, 2013, their Stock Options and Share Appreciation Rights to Restricted Shares through a method of calculation that ensures the equivalence between the fair value of Stock Options and Restricted Shares.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The conversion was performed through the equivalence between the fair value of stock options and SARs and Restricted Shares delivered in the migration process. The fair value was determined by external experts using the trinomial valuation model. The Restricted Shares originated by the migration will vest in five equal installments on the following dates: December 9, 2013, March 20, 2015, March 20, 2016, March 20, 2017 and March 20, 2018.

a)             Stock Options Plan:

	March 31, 2014		December 31, 2013
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	2,793,495	19.44	13,481,041	17.34
Options Granted	—	—	1,947,564	18.58
Options Exercised	(2,300)	16.50	(2,388,004)	9.60
Options Forfeited	(5,469)	18.58	(279,004)	20.22
Converted to Restricted Shares	—	—	-9,968,102	19
Available at the end of the year	2,785,726	19.44	2,793,495	19.44

The average market price of the share in the three-month period ended March 31, 2014 was R$ 15.86 (R$ 16.01 in December 31, 2013).

As of March 31, 2014 the Company has a total of 13,438,210 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at March 31, 2014*
			R$
R$ 10.19	80,742	5.2	10.19	80,742
R$ 27,85 up to R$ 31,95	12,581	3.2	31.95	12,581
R$ 46.48	8,953	4.2	46.48	8,953
R$ 10,58 up to R$ 29,12	2,683,450	5.0	19.62	196,543
	2,785,726			298,819

*The total of options vested that are exercisable on March, 2014 is 298,819 (252,372 on December 31, 2013).

During the three-month periods ended March 31, 2014 and 2013, the long-term incentive plans costs recognized in income for all equity settled awards were R$ 6,230 and R$ 4,452, respectively.

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic premises:

Grant 2013
Dividend Yield	1.36%
Volatility in the price of share	57.22%
Risk free interest rate	9.23%
Expected period until exercise	5 years

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Restricted Shares and Performance Shares Summary:

Quantity on January 01, 2013	1,024,876
Granted	597,472
Addition due to the Convertion from SARs	2,898,828
Addition due to the Convertion from Stock Options	5,234,336
Forfeited	(652,956)
Exercised	(1,731,341)
Quantity on December 31, 2013	7,371,215
Granted	3,710,427
Forfeited/Canceled	(30,434)
Exercised	(219,610)
Quantity on March 31, 2014	10,831,598

c) Other Plans — North America

In February 2010, the Board of Directors approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2014, an award of approximately US$ 11.7 million (R$ 26.5 million) was granted to participants under the EIP. The Company issued 1,922,892 equity-settled SARs, 768,586 RSUs, and 1,154,306 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In 2013, an award of approximately US$ 11.9 million (R$ 27.9 million) was granted to participants under the EIP. The Company issued 2,423,379 equity-settled SARs, 198,552 RSUs, and 398,920 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On March 31, 2014, there were 805,851 SARs and 102,276 stock options outstanding under the LTIP. These awards are being accrued over the vesting period of 4 years.

During the three-month period ended March 31, 2014 and 2013, the effects recognized in income for all cash-settled awards were a gain of US$ 0.4 million (R$ 0.9 million) and a gain of US$ 2.2 million (R$ 4.4 million), respectively.

As of March 31, 2014 and December 31, 2013, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 0.6 million (R$ 1.4 million) and US$ 1.2 million (R$ 2.8 million), respectively. The total intrinsic value of share-based liabilities for which the participant’s right to cash had vested was US$ 1.2 million (R$ 2.7 million) and US$ 1.3 million (R$ 3.0 million) as of March 31, 2014 and December 31, 2013, respectively.

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADRs or a cash payment equal to the fair market value of the ADRs less the grant price. The grant price is set at the closing price of the Company’s common shares on the grant date. SARs have a vesting period of four to five years and expire ten years after the grant date. Expenses with this plan are recognized based on the fair value of the awards that are still in the vesting period and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value.  The Company has SARs that may be settled in shares or in cash. For equity-settled SARs, the fair value is estimated only on the grant date. For cash-settled SARs, the fair value is remeasured at each reporting date.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

There were no SARs granted in 2014.

The grant date fair value of equity-settled SARs granted in 2013 was US$ 3.16 (R$ 6.83), respectively and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

Grant 2013
Dividend Yield	1.81%
Volatility in the price of share	51.08%
Risk free interest rate	1.12%
Expected period until exercise	6.50 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

SARs Summary:

Quantity on Quantity 01, 2013	6,078,726
Granted	2,423,379
Forfeited	(885,644)
Exercised	(843,965)
Converted to RSUs	(5,914,523)
Quantity on December 31, 2013	857,973
Forfeited/Canceled	(52,122)
Quantity on March 31, 2014	805,851

Performance Share Units (PSUs)

PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted depends upon the Company’s performance over the performance period against pre-established performance goals. Expenses related to each PSU grant are recognized over the performance period based upon the fair value of the Company’s PSUs on the grant date and the number of units expected to be exercised. The fair value is calculated based on the closing price of the Company’s common shares on the date of grant. The weighted average fair value of PSUs granted was US$ 6.10 and US$ 7.51 (R$ 14.43 and R$ 15.00) in 2014 and 2013, respectively.

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month periods ended
	March 31, 2014	March 31, 2013
Depreciation and amortization	(541,660)	(464,120)
Labor expenses	(1,626,407)	(1,437,487)
Raw material and consumption material	(6,504,162)	(5,908,098)
Freight	(565,795)	(447,634)
Other expenses/income, net	(688,203)	(583,853)
	(9,926,227)	(8,841,192)

Classified as:
Cost of sales	(9,238,024)	(8,257,339)
Selling expenses	(173,583)	(151,230)
General and administrative expenses	(533,805)	(483,311)
Other operating income	46,866	61,782
Other operating expenses	(27,681)	(11,094)
	(9,926,227)	(8,841,192)

NOTE 21 — FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2014	March 31, 2013
Income from short-term investments	42,602	13,394
Interest income and other financial incomes	19,446	30,196
Financial income total	62,048	43,590

Interest on debts	(250,073)	(202,030)
Monetary variation and other financial expenses	(38,653)	(49,040)
Financial expenses total	(288,726)	(251,070)

Exchange variations, net	127,678	21,414
Gains and Losses on derivatives, net	(2,470)	(6,134)
Financial result, net	(101,470)	(192,200)

NOTE 22 — SEGMENT REPORTING

From 2014 on, the iron ore operation, which was previously presented into the Brazil segment, started to be presented separately as a new segment called “Iron Ore”. This change is due to the evolution of the iron ore project throughout 2013, which led to the Company’s decision to segregate this operation due to its significance.

For presentation purposes, the comparative information has been modified, regarding the information originally disclosed, to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Information by business segment:

	For the three-month periods ended
	Brazil Operation		Iron Ore		North America Operation		Latin America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Net sales	3,655,351	3,456,754	316,261	79,136	3,257,738	2,924,576	1,399,370	1,144,308	2,262,760	1,813,170	(337,704)	(252,386)	10,553,776	9,165,558
Cost of sales	(2,905,951)	(2,943,175)	(196,900)	(63,017)	(3,158,526)	(2,753,771)	(1,214,162)	(1,049,176)	(2,101,394)	(1,694,892)	338,909	246,692	(9,238,024)	(8,257,339)
Gross profit	749,400	513,579	119,361	16,119	99,212	170,805	185,208	95,132	161,366	118,278	1,205	(5,694)	1,315,752	908,219
Selling, general and administrative expenses	(228,935)	(222,638)	(9,467)	(7,246)	(185,969)	(154,780)	(89,868)	(77,288)	(103,067)	(83,030)	(90,082)	(89,559)	(707,388)	(634,541)
Other operating income (expenses)	10,474	16,464	—	—	2,177	1,451	(5,067)	(1,670)	2,280	4,614	9,321	29,829	19,185	50,688
Equity in earnings of unconsolidated companies	—	—	—	—	19,160	15,595	1,482	(4,693)	—	—	5,991	5,769	26,633	16,671
Operational income (Loss) before financial income (expenses) and taxes	530,939	307,405	109,894	8,873	(65,420)	33,071	91,755	11,481	60,579	39,862	(73,565)	(59,655)	654,182	341,037
Finacial result, net	(97,737)	(30,521)	(6,785)	(134)	(39,817)	(46,102)	7,933	(32,360)	(34,485)	(40,036)	69,421	(43,047)	(101,470)	(192,200)
Income (Loss) before taxes	433,202	276,884	103,109	8,739	(105,237)	(13,031)	99,688	(20,879)	26,094	(174)	(4,144)	(102,702)	552,712	148,837
Income and social contribution taxes	(109,646)	(68,385)	(25,777)	(2,186)	65,909	27,355	(44,125)	(4,072)	(10,479)	(21,585)	11,497	79,571	(112,621)	10,698
Net income (Loss)	323,556	208,499	77,332	6,553	(39,328)	14,324	55,563	(24,951)	15,615	(21,759)	7,353	(23,131)	440,091	159,535

Supplemental information:
Net sales between segments	165,016	138,458	105,399	77,883	24,344	6,466	—	752	42,945	28,827	—	—	337,704	252,386

Operational (Loss) income before financial income (expenses) and taxes	530,939	307,405	109,894	8,873	(65,420)	33,071	91,755	11,481	60,579	39,862	(73,565)	(59,655)	654,182	341,037
Depreciation/amortization	200,302	188,146	11,552	4,907	135,770	114,625	51,650	41,352	142,386	115,090	—	—	541,660	464,120
Earnings before interest, taxes, depreciation and amortization (EBITDA)	731,241	495,551	121,446	13,780	70,350	147,696	143,405	52,833	202,965	154,952	(73,565)	(59,655)	1,195,842	805,157

	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Investments in associates and jointly-controlled entities	—	—	—	—	320,496	326,765	1,093,577	1,129,060	1,288	1,288	138,911	132,918	1,554,272	1,590,031
Total assets	19,819,110	19,276,428	1,075,476	1,068,799	16,282,131	16,909,618	7,625,780	7,927,174	14,400,860	14,830,092	(1,649,682)	(1,797,071)	57,553,675	58,215,040
Total liabilities	9,623,824	9,396,996	117,553	126,651	4,404,109	4,547,307	2,056,406	2,123,608	6,709,834	6,912,854	2,998,638	3,086,867	25,910,364	26,194,283

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

Iron Ore Operation: Iron Ore

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Net sales	4,200,358	3,765,842	1,489,310	1,265,542	4,095,353	3,586,895	768,755	547,279	10,553,776	9,165,558

	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Total assets	22,668,532	22,036,970	8,117,850	8,478,180	22,963,076	23,843,862	3,804,217	3,856,028	57,553,675	58,215,040

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.  The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on March 31, 2014 is required.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 24 - SUBSEQUENT EVENTS

I) On April 07, 2014, the Company submitted a preliminary proposal as part of the “cession plan” to acquire the operations of Ascometal, a special steel producer based in France. The preliminary proposal submitted by Gerdau was for 41.5 million of Euros plus the value related to inventories, to be determined after due diligence. Ascometal has annual installed production capacity for 920,000 metric tons of steel in three steel plants, located in Hagondange, Les Dunes and Fos-sur-Mer, and operates in the automotive, oil & gas, railway, agriculture and industrial equipment sectors.

II) On April 10, 2014, the Company issued US$ 500 million in Bonds with coupon of 7.25% a year and maturity in 2044, through its subsidiary GTL Trade Finance Inc. The Company designated this issuance as Net Investment Hedge and, as a result of that, the exchange rate variance of this portion of the debt will be recognized in Equity and in the Statement of Comprehensive Income.

III) On April 15, 2014, the Company announced and exchange offer for certain of the outstanding 7.25% Bonds due 2017 issued by GTL Trade Finance Inc. and certain of the outstanding 7.00% Bonds due 2020 issued by Gerdau Holdings Inc. for the newly-issued joint and several Bonds due 2024 for up to US$ 1,250 million of aggregate principal amount and Cash Tender Offer for certain of such 7.25% Bonds due 2017 and 7.00% Bonds due 2020 for up to US$ 250 million.

IV) On April 25, 2014, the Company announced the issuance of 5.893% Bonds due in 2024. As of the end of the Early Participation Period, US$ 384,795 thousand aggregate principal amount of 2017 Bonds and US$ 587,783 thousand aggregate principal amount of 2020 Bonds were validly tendered in exchange for New Bonds. This represents approximately 35.4% of the total outstanding Old Bonds. The Company will accept all Old Bonds that were validly tendered and expects that delivery of New Bonds and cash with respect to such validly tendered and accepted Old Bonds will occur on the Early Participation Settlement Date, which is expected to be April 29, 2014. The Company expects to issue up to US$ 1.25 billion of  aggregate principal amount of New Bonds in exchange for such validly tendered and accepted Old Bonds. In addition, Gerdau announces that holders who validly tender their Old Bonds for exchange after the Early Participation Date but on or prior to the Expiration Date will be entitled to receive the Early Participation Payment, subject to the priority and proration provisions and subject to the maximum acceptance limit, in each case, as set out in the Offer to Exchange. The Company designated this issuance as Net Investment Hedge and, as result of that, the exchange rate variation effect of this portion of the debt will be recognized in Equity and in the Statement of Comprehensive Income.

V) On May 2, 2014, the Company proposed to anticipate the payment of dividends on income for the quarter ended on March 31, 2014, in the form of interest on equity, which will be calculated and credited on the shareholding interest owned on May 21, 2014, in the amount of R$ 119.3 million (R$ 0.07 per common and preferred share), with payment on May 30, 2014. These amounts will be considered as payment in advance of the minimum dividends established by the Company’s by-laws, and will be submitted to the approval of the Board of Directors on May 7, 2014.

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